UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Directorate Change

Press release
12 December 2011

VIVIENNE COX APPOINTED TO PEARSON BOARD

Pearson, the world's leading learning company, today announces the appointment of Vivienne Cox as an independent non-executive director, effective from 1 January 2012.

Ms. Cox worked for BP Plc for 28 years, from 1981 to 2009, serving in a variety of posts in Britain and continental Europe ranging from finance to supply to renewable energy. Her two most recent posts were as executive vice president and chief executive of BP's Gas, Power & Renewables business and then its Alternative Energy unit.

Ms. Cox is a graduate of the University of Oxford, where she earned a BSc and an MSc in chemistry, and the graduate business school INSEAD.

She currently serves as non-executive board chair of Climate Change Capital Ltd., an investment and advisory group specialising in opportunities generated by moves to a low-carbon economy. She is also non-executive director of mining company Rio Tinto Plc, the U.K. Department for International Development, and Vallourec, which supplies tubular systems for the energy industry.

Pearson's chairman Glen Moreno said:

"I am delighted that Vivienne has agreed to join our board. She is an experienced leader with deep experience in energy and natural resources, diverse international markets and business innovation. She has a personal interest in education and development and we welcome her contribution to Pearson."

ENDS

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith:                +44 (0)20 7010 2310

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  12 December 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary